Mail Stop 3720

      							March 23, 2006


Mr. Theodore M. Smartwood
President
Digital Imaging Resources Inc.
355 Madison Avenue
Morristown, NJ 07960

	Re:	Digital Imaging Resources Inc.
      Form 10-KSB for Fiscal Year Ended September 30, 2005
      Filed January 27, 2006

      Form 10-QSB for Fiscal Quarter Ended December 31, 2005
		File No. 0-10176

Dear Mr. Smartwood:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB
Item 6. Management`s Discussion and Analysis
Liquidity and Capital Resources, page 8

1. It is unclear to us how the reduction of debt and the capitalization of interest costs cited in the third paragraph of page
9 provide net cash.  Please revise to clarify.

2. Provide detailed, updated disclosure in MD&A of the facts and circumstances concerning the planned sale of the Registrant to Vianet
Direct, Inc. In this disclosure you should describe (a) the nature and value of the consideration to be received by a holder of a share of your common stock, if any; (b) the value of the consideration to be received by Digital Imaging Resources, Inc.; (c) the anticipated timing of the merger, if known; (d) any significant uncertainties; and (e) what must transpire in order for the merger to be consummated. Provide similar disclosure on page S-18. Also, clarify your statement on page S-18 that "shareholders will own approximately
20% of the merged company`s common stock on a fully diluted basis."
Will your shareholder`s receive Vianet Direct Inc. common stock or will they remain as minority shareholders in the merged company?

Financial Statements
Consolidated Statements of Operations, S-4

3. The paragraph bridging pages S-16 and S-17 indicates that debt-holders converted Digital Imaging convertible notes into 5,080,787 common shares at the same time that the fourth paragraph of page S-15 indicates that interest accrued on those notes was "waived and cancelled". Explain to us how you accounted for this conversion and interest cancellation.  How did you determine the fair value of the
common shares issued?   Explain your calculation of the $229,450
of
income due to the waiver and your calculation of the interest on these notes. Describe the conversion terms of the cancelled notes.
Refer to all pertinent authoritative accounting literature in your response.

4. Revise your presentation of EPS on page S-4 to reflect the dual presentation of basic and diluted earnings per share as required by paragraph 36 of SFAS 128.

5. Net income of $329,344 reported for the year ended September
30,
2004 on page S-4 does not agree with the $91,918 net income for that same period reported on pages S-5 and S-6. Please restate your financial statements for September 30, 2004 to reconcile these amounts.


Consolidated Statements of Stockholders` Equity, page S-5

6. Refer to the "reverse stock split 1:20" line item on page S-5.
Revise to give retro-active effect to this capital change through out this Form 10-KSB document. We refer you to paragraph 54 of SFAS
No.
128.

7. Please reconcile the values credited to stockholders equity for the Berk debt reduction and the conversion of convertible notes to the comparable non-cash transaction disclosure on page S-7 for the year ended September 30, 2005.

8. We note that your balance sheet, on page S-2, reports a nominal investment in marketable securities which appears to be unchanged for the last two years.  Give us an analysis, reconciling your
investment
in marketable securities to you amounts reported as "other
comprehensive loss" on page S-5.   Refer also to paragraph 16 of
SFAS
115 and tell about your consideration of whether or not remaining available for sale marketable equity securities reflect a decline in fair value that is other than temporary.

Consolidated Statements of Cash Flows, page S-6

9. See paragraph 17c of SFAS 95 and confirm that you made cash expenditures for furniture, fixtures and equipment, as reflected in your investing cash flow section on page S-6, in amounts that equal the amounts of depreciation and amortization for each period as reported in your operating activities cash flow reconciliation on the same page. Otherwise, please revise.

10. Explain to us why the financing cash flows section on page S-6 for the year ended September 30, 2005 reflects a $229,450 use of cash for reduction of debt-waiver of interest on convertible notes.
This
line item appears to be a non-cash item. Otherwise, please revise.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page S-8

11. Explain to us all of the terms of your marketing arrangement with
U.S. Pro Golf Tour and tell us how you accounted for it.   You
should
specifically address in your response each item in the arrangement including the USPGT Pro-Am Title sponsorship; the sale of the two SwingStations Systems and the option for a third; media exposure in the greater Atlanta, GA area; the 50 thirty second commercials; the in broadcast segment; the 500,000 shares of Digital Imaging common stock; and the commitment to purchase future advertising for stock.
Tell us if you received cash for the SwingStations Systems. Explain to us your consideration of the guidance in EITF 99-17 and any other pertinent authoritative accounting literature.

7. Debt, page S-14

12. Tell us how you applied the guidance of paragraph 19 of SFAS
15
to the Berkowitz Wolfman debt restructuring disclosed in the third paragraph of page S-15. Describe for us how you determined the value of the common shares issued in this transaction and revise note 7 to include the disclosures required by paragraphs 25 and 26 of SFAS 15.




*    *    *    *




      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.



								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Theodore M. Smartwood
President
Digital Imaging Resources Inc.
March 23, 2006
Page 5